EXHIBIT 99.2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2020

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX: EQX, NYSE American: EQX) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2019 and the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of November 5, 2020. This discussion covers the three and nine months ended September 30, 2020 (“Q3 2020” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s 2019 Annual Information Form dated May 13, 2020 and its Management Information Circular dated April 6, 2020, which are filed on SEDAR and EDGAR.

Throughout this MD&A, cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and expansion capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 32 of this MD&A.

Throughout this MD&A, the operational and financial results of the assets acquired in the merger with Leagold Mining Corporation (“Leagold”) are included from March 10, 2020 onward.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

CONTENTS

Business Overview	4
Highlights for the Three Months Ended September 30, 2020	4
Recent Developments	5
2020 Outlook	5
Managing COVID-19	6
Operating & Financial Results for the Three and Nine Months Ended September 30, 2020	8
2020 Guidance	9
Operations	10
Development Projects	22
Health, Safety, Environment & Community	24
Corporate	25
Recent Developments	25
Financial Results	26
Liquidity and Capital Resources	29
Outstanding Share Data	30
Commitments and Contingencies	30
Related Party Transactions	31
Non-IFRS Measures	32
Accounting Matters	36
Internal Controls Over Financial Reporting and Disclosure Controls and Procedures	37
Cautionary Notes and Forward-looking Statements	37
Technical Information	39
Appendix	40

3

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Business Overview
Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming the premier Americas gold producer. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with six operating gold mines at the date of this MD&A, a gold reserve base of more than 12 million ounces and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Each asset is wholly-owned by the Company.

Equinox Gold was created with the long term strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, while providing above-average returns to all stakeholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.

Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American Stock Exchange (“NYSE-A”) in the United States. The Company has warrants that trade on the TSX under the symbol “EQX.WT”.

Highlights for the Three Months Ended September 30, 2020

Operational

•	Produced 124,867 ounces (“oz”) and sold 128,437 oz of gold
•	Completed more than 3.2 million work hours with two lost-time injuries across all sites

Earnings

•	Earnings from mine operations of $97.7 million
•	Net income of $11.8 million or $0.05 per share
•	Adjusted net income of $39.3 million(1,2) or $0.16 per share(1)

Financial

•	Mine cash costs of $866 per oz(1) and mine AISC of $1,035 per oz(1,3)
•	Cash flow from operations before changes in working capital of $89.6 million ($61.3 million after changes in working capital)
•	Adjusted EBITDA of $99.4 million(1,2)
•	Expenditures of $19.3 million in sustaining capital and $13.5 million in expansion capital
•	Cash and cash equivalents (unrestricted) of $310.7 million at September 30, 2020
•	Net debt of $232.4 million(1) at September 30, 2020
- Repaid $200 million of revolving credit facility

Corporate

•	Temporarily suspended mining activities at Los Filos as the result of a community blockade; met regularly with community leaders to seek constructive dialogue and resolution
•	Promoted Doug Reddy from EVP Technical Services to Chief Operating Officer

[1]	Mine cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
[2]	Primary adjustments were $8.6 million loss on the change in fair value of share purchase warrants and $10.2 million unrealized loss on the change in fair value of gold hedge contracts.
[3]	Consolidated AISC per oz sold excludes corporate general and administration expenses.

4

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Construction and development

Castle Mountain

•	Completed construction and commissioning of Castle Mountain Phase 1 Mine with no lost-time incidents

Los Filos

•	Guadalupe open pit and Bermejal underground development activities proceeded for July and August but were temporarily suspended on September 3, 2020 as the result of a community blockade
•	Optimization study for new carbon-in-leach plant (“CIL”), heap leach expansion, updated mine planning and a Mineral Reserve and Mineral Resource update targeted for completion in early 2021

Santa Luz

•	Advanced early works construction activities, construction cost estimates and engineering for the retrofit and refurbishment of existing infrastructure in order to recommence production

Aurizona

•	Advanced underground drilling and technical studies to support a prefeasibility study (to be completed in 2021) for the potential to develop an underground mine to complement the existing open-pit mine recent developments

•	Poured first gold at Castle Mountain Phase 1 Mine
•	Increased Mesquite Mineral Reserves by 28% and Measured & Indicated Mineral Resources by 94%
•	Withdrew Los Filos production and cost guidance; guidance for other mine sites remains unchanged
•	Announced changes to the Board of Directors, with Dr. Sally Eyre joining the Board of Directors and Mr. Peter Marrone stepping down

2020 outlook

•	Completion of Castle Mountain Phase 2 feasibility study in Q1 2021, reviewing potential to expand production to 200,000 oz per year
•	Continue to seek a resolution to the Los Filos community blockade to resume normal operations

5

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Managing COVID-19
Equinox Gold took early precautionary measures at its mine sites and offices to proactively manage issues related to the COVID-19 pandemic. The Company’s crisis management team rapidly implemented preventive measures to help protect the health, safety and economic wellbeing of the Company’s workforce and local communities, and implemented business continuity protocols so the Company’s mines could continue to operate as effectively as possible. Designated site teams continue to respond to daily changes, circumstances and directives of government and health authorities, and maintain open communication with the Company’s workforce, community leaders and local health providers to develop and share strategies to manage COVID-19.

Health and safety

Each of the Company’s operations has implemented preventive measures in collaboration with the Company’s employees, contractors, host communities and governments to limit COVID-19 exposure and transmission as much as possible. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control, consulting health professionals, and the local, state and federal governments at each of its sites.

The Company has initiated routine COVID-19 testing at all of its sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. All individuals who test positive, regardless of whether they show any symptoms, are asked to immediately self-isolate for two weeks and can only return to work once they have tested negative for COVID-19 and been cleared for work by a health professional. Workers from outside the region must test negative for COVID-19 before commencing their journey to site.
Actions taken include:
•	Travel restrictions with non-essential travel prohibited and mandatory self-isolation after travel
•	Mine site access limited to essential personnel only
•	Routine COVID-19 testing with a test, trace, isolate protocol
•	Enhanced health checks including completion of health questionnaires and temperature checks
•	Enhanced medical protocols for rapid isolation, care and transport should anyone show any symptoms or test positive
•	Enforced physical distancing at sites with staggered meal times, smaller site teams, optimized rotation schedules, physical distancing, virtual meetings, and masks in transportation vehicles or where physical distancing is more difficult
•	Increased cleaning and sanitizing of public spaces and transportation vehicles
•	Extra protective gear at sites including masks, gloves and face shields, depending on duties and level of interaction
•	Enforced safety precautions with suppliers
•	Supply chain and gold shipment continuity plans to maintain access to critical supplies and routes to market
•	Remote work policies with limited office re-entry for individuals who cannot effectively work remotely
•	Physical distancing in offices with reduced capacity in meeting rooms and masks mandatory in public spaces
•	Virtual meeting protocols for corporate, Board and investor meetings
•	Job protection for workers with certain childcare and family obligations
•	Regular communication to promote preventive measures and ensure proper protocols are followed
•	Supplies and support to local health clinics and communities
•	Support services for workforce to help navigate the stress and emotional impact of COVID-19

Local communities

The Company recognizes the importance of its contribution to the economic wellbeing of its workforce, suppliers and local communities and is working hard to keep its mines operating as effectively as possible while mitigating the risk of exposure to neighbouring communities. The Company is respecting the guidelines of local, state and federal governments at each of its sites and engages regularly with community leaders to discuss preventive measures at sites and address any concerns, and to share and develop strategies to manage COVID-19 challenges.

6

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Supply chain

Equinox Gold has evaluated supply chain and metal sales risks at each of its operations and remains in close contact with critical vendors, customers and transportation providers, establishing back-up arrangements to help mitigate the impact of any disruptions related to COVID-19. The Company has not experienced any material sales or supply chain disruptions to date.

Impact on operations

While all of the Company’s operations have experienced some impact from COVID-19, there were no restrictions during Q3 2020 related to COVID-19. Proactive testing, enhanced health and safety measures and the Company’s “test, trace, isolate” protocol have helped the Company to reduce transmission of the COVID-19 virus to protect both its workforce and local communities. The Company has implemented cross-functional training at each of its sites to ensure its ability to continue operating effectively despite occasional workforce restrictions.

Impact on costs Additional costs related to COVID-19 can be divided into three major categories:
•	Mine standby costs, which includes costs associated with placing mines in care and maintenance and the subsequent ramp-up of those operations, of which none related to COVID-19 were incurred during the Quarter
•	Incremental costs related to increased COVID-19 health and safety protocols, higher transportation costs to allow for physical distancing, overtime costs resulting from physical distancing and operating with a reduced workforce, and additional community donations to support COVID-19 education, preventive measures and medical supplies
•	Direct COVID-19 costs related to expenditures incurred solely due to the COVID-19 pandemic that would not have been incurred otherwise, such as testing employees for the presence of the virus

Liquidity increased

The Company drew $180 million from its $400 million revolving credit facility in late March as a proactive measure given the uncertainty of the potential effects of the COVID-19 pandemic on the Company’s operations. The Company repaid $200 million to its revolving credit facility during the Quarter and maintains a strong financial position with more than $310 million in cash and cash equivalents (unrestricted) and $232 million in net debt as at September 30, 2020.

7

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Operating & Financial Results for the Three and Nine Months Ended September 30, 2020
		Three months ended			Nine months ended
Operating data	Unit	September 30, 2020(1)	June 30, 2020(2)	March 31, 2020(2)	September 30, 2020(1)
Gold produced	oz	124,867	127,016	88,951	340,834
Gold sold	oz	128,437	125,824	82,629	336,891
Realized gold price	$/oz	1,899	1,712	1,574	1,748
AISC per oz sold(3,4)	$/oz	1,035	950	994	993
Financial data
Revenue	M$	244.5	215.4	130.0	589.9
Earnings from mine operations	M$	97.7	78.0	41.7	217.4
Net income (loss)	M$	11.8	(66.9)	10.5	(44.5)
Earnings (loss) per share	$/share	0.05	(0.29)	0.08	(0.22)
Adjusted EBITDA(4)	M$	99.4	77.4	46.4	223.2
Adjusted net income(4)	M$	39.3	19.1	13.4	71.9
Adjusted EPS(4)	$/share	0.16	0.08	0.09	0.35
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	310.7	494.1	303.1	310.7
Net debt(4)	M$	232.4	244.3	446.8	232.4
Operating cash flow before changes in working capital	M$	89.6	59.9	20.3	169.8

(1)  Results for Q3 2019 and the nine months ended September 30, 2019 are not presented as they are not readily comparable. During the three and nine months ended September 30, 2019, the Company had only the Mesquite and Aurizona mines in operation, with the Aurizona mine commencing commercial production on July 1, 2019. On March 10, 2020, the Company added four additional operating mines acquired through the Leagold Merger.

(2)  As at September 30, 2020, the Company adjusted the fair values of heap leach inventory, mineral properties, plant and equipment and deferred tax liabilities in the Leagold purchase price allocation to reflect an updated estimate of conversion costs for heap leach inventory and useful lives of certain plant and equipment at Los Filos as of the acquisition date. The Company has updated financial results for the periods impacted. Net loss for Q2 2020 increased by $8.2 million and net income for Q1 2020 decreased by $0.4 million from previously reported figures. AISC per oz sold in Q2 2020 and Q1 2020 increased by $50 and $26, respectively, from previously reported figures.

(3)  Consolidated AISC per oz sold excludes corporate general and administration expenses.

(4)  AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company realized revenue of $244.5 million on sales of 128,437 oz of gold during the Quarter, compared to revenue for the three months ended June 30, 2020 (“Q2 2020”) of $215.4 million on sales of 125,824 oz of gold. The increase in ounces sold from Q2 to Q3 2020 is mainly due to increased production at Aurizona as a result of increased mill throughput and better grades. The quarter-on-quarter increase in revenue is due to both the increase in ounces sold and an increase in average realized gold price per oz from $1,712 for Q2 2020 to $1,899 for Q3 2020.
Earnings from mine operations in Q3 2020 of $97.7 million increased from $78.0 million in Q2 2020 largely due to an increase in the average realized gold price period over period. Net income in Q3 2020 increased to $11.8 million from a net loss of $66.9 million in Q2 2020 due to a decrease in non-cash expenses arising from changes in the fair values of the Company’s foreign exchange and gold hedging commitments and the non-cash change in fair value of the derivative liability for the Company’s Canadian dollar denominated share purchase warrants as compared to Q2 2020.

8

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Adjusted EBITDA for Q3 2020 of $99.4 million increased from $77.4 million in Q2 2020. Adjusted net income of $39.3 million for Q3 2020 increased from $19.1 million in Q2 2020. Increases in adjusted EBITDA and adjusted net income are due to the aforementioned increase in realized gold price and a decrease in care and maintenance expenses related to COVID-19 impacts.

Capital expenditures
Capital expenditures were lower than planned during the Quarter as the result of COVID-19 delays in Q2 2020 impacting the sequencing of capital projects in the Quarter. The Company anticipates that the majority of these activities will be completed during 2020, but may defer some of its planned capital expenditures to 2021 should COVID-19 continue to affect workforce availability.
	Nine months ended September 30, 2020
$ amounts in millions		Expansion
	Sustaining	Exploration	Construction
Los Filos	$8.1	$-	$13.5
Mesquite	8.9	8.6	-
Aurizona	13.7	3.5	-
Fazenda	2.6	2.0	-
RDM	4.6	0.6	-
Pilar	2.9	0.2	-
Castle Mountain	-	-	31.8
Santa Luz	-	-	1.8
Total	$40.8	$14.9	$47.1

2020 Guidance
The Company has withdrawn its 2020 guidance for Los Filos until the temporary suspension due to a community blockade is lifted.
All of the Company’s other operations are on track to achieve guidance published on August 10, 2020. Guidance is intended to estimate production and costs for the full calendar year for Aurizona, Mesquite and Castle Mountain, and expectations for Fazenda, RDM, Pilar and Santa Luz for the period commencing March 10, 2020, the closing date of the merger with Leagold.
The unpredictable impact of the COVID-19 pandemic on operations continues to differ by both country and state, which makes it difficult to estimate potential future effects of COVID-19 on the Company’s operations. The Company will continue to review and revise its health and safety protocols as appropriate to help protect both its workforce and business continuity.

9

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Operations

Mesquite Gold Mine, California, USA
Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. The mine has a long history of successful operations and a strong environmental record. Mesquite produced a total of 125,736 oz of gold during 2019.
Operating and financial results for the three and nine months ended September 30, 2020
		Three months ended			Nine months ended
Operating data	Unit	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2020	September 30, 2019
Ore mined and stacked on leach pad	kt	4,350	4,042	5,461	13,853	19,675
Waste mined	kt	8,163	8,259	5,873	22,295	24,522
Open pit strip ratio	w:o	1.88	2.04	1.08	1.61	1.25
Average gold grade stacked to leach pad	g/t	0.57	0.42	0.29	0.41	0.32
Gold produced	oz	31,024	39,687	36,842	107,553	85,415
Gold sold	oz	31,419	39,045	36,375	106,840	85,407
Financial data
Revenue	M$	59.6	67.3	57.5	184.5	117.0
Cash costs(1)	M$	30.4	36.2	32.1	98.7	73.8
Sustaining capital(1)	M$	3.1	2.8	3.1	8.9	6.3
Reclamation expenses	M$	0.6	0.7	0.8	2.2	1.7
Total AISC(1)	M$	34.1	39.8	35.9	109.8	81.8
AISC contribution margin(1)	M$	25.6	27.5	21.6	74.7	35.2
Expansion capital(1)	M$	(1.8)	(3.1)	(3.7)	(8.6)	(6.6)
Mine free cash flow(1)	M$	23.7	24.5	17.8	66.0	28.6
Unit analysis
Realized gold price per ounce sold	$/oz	1,898	1,724	1,581	1,726	1,370
Cash cost per ounce sold(1)	$/oz	967	928	883	924	864
AISC per ounce sold(1)	$/oz	1,085	1,018	988	1,028	958
Mining cost per tonne	$/t	1.36	1.24	1.56	1.38	1.34
Processing cost per tonne	$/t	2.77	3.07	2.30	2.67	1.66
G&A cost per tonne	$/t	0.89	0.93	0.51	0.75	0.53
(1) Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2020 Analysis
Production
Mesquite continues to perform ahead of both production and cost targets. During Q3 2020, Mesquite produced 31,024 oz (Q2 2020 – 39,687 oz) of gold and sold 31,419 oz (Q2 2020 – 39,045 oz) of gold at an AISC of $1,085 per oz (Q2 2020 – $1,018 per oz) and an average realized price of $1,898 per oz (Q2 2020 – $1,724 per oz), realizing revenue of $59.6 million for the Quarter (Q2 2020 – $67.3 million).
During the Quarter the Company stacked one million tonnes of ore-grade mineralized material identified in historical dumps, which required no blasting and had shorter hauls than material mined from the open pits. While the mine continues to outperform plan year to date, production eased in Q3 2020 as mining transitioned to a larger percentage of non-oxide ore, which is higher grade but has a longer leach cycle and lower recoveries. The non-oxide ore is segregated on the leach pad and given higher lime dosing, as well as a longer irrigation cycle, to facilitate recoveries. Lower processing unit costs due to increased ore volumes processed were offset by higher mining costs during Q3 2020, reflecting an increased proportion of tonnes moved which require blasting.

10

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Exploration and development
During the Quarter, the Company spent $3.1 million of sustaining capital related primarily to water well improvements and process equipment upgrades, with $8.9 million of sustaining capital spent for the nine months ended September 30, 2020. Expansion capital expenditures of $1.8 million during the Quarter relate entirely to exploration drilling of historical dumps and other targets, with $8.6 million of expansion capital spent through the nine months ended September 30, 2020.
On October 8, 2020, the Company released initial drill results from exploration in the Brownie deposit. Highlights include 35.1 metres at 0.51 grams per tonne (“g/t”) gold, 33.5 metres at 0.66 g/t gold, 52.6 metres at 0.85 g/t gold, and 44.2 metres at 0.58 g/t gold. The results increase confidence in the geological model and highlight the potential for further expansion potential to the north, northwest and southeast of the existing resources, which will be a focus of future exploration activities.
Mineral Resource and Reserve update

On October 8, 2020, the Company released the results of updated Mineral Reserve and Mineral Resource estimates for Mesquite, reflecting mining activities to June 30, 2020, 10,785 metres (77 holes) of bedrock drilling, 36,785 metres (661 holes) of drilling targeting historical dumps, and updated geologic and grade-shell domains. Highlights of the update include:

•	Proven and Probable Mineral Reserves increased 28% to 658,000 oz of contained gold net of mining depletion to June 30, 2020
•	Measured and Indicated Mineral Resources increased 94% to 837,000 oz of contained gold, exclusive of Mineral Reserves
•	Inferred Mineral Resources increased 38% to 703,000 oz of contained gold

Mesquite Proven and Probable Mineral Reserves at June 30, 2020 are estimated at 37.8 million tonnes (“Mt”) grading 0.54 g/t gold for 658,000 oz of contained gold. Net of mining depletion (68,267 oz of Proven and Probable Reserve) during the first half of 2020, the updated Mineral Reserve represents a 28% increase (142,267 oz) compared to December 31, 2019.
Mesquite Measured and Indicated Mineral Resources at June 30, 2020, exclusive of Mineral Reserves, are estimated at 66.7 Mt grading 0.39 g/t gold for 837,000 oz of contained gold. This represents a 94% increase when compared to the previous Measured and Indicated Mineral Resource estimate of 432,000 oz of gold. Inferred Mineral Resources at June 30, 2020 are estimated at 69.2 Mt grading 0.32 g/t gold for 703,000 oz of contained gold, representing a 38% increase compared to the previous estimate of 510,000 oz of gold.
Drilling in the Big Chief, Midway and Brownie dumps during the first half of 2020 yielded significant gains in Mineral Resources. Indicated Mineral Resources in the dumps have increased more than fourfold to 22.7 Mt grading 0.22 g/t gold for 160,000 oz of contained gold. Inferred Mineral Resources in the dumps have increased 31% to 36.6 Mt grading 0.22 g/t gold for 255,000 contained oz of gold. The increases as noted do not reflect depletion of resource material contained in the 2019 year-end Mineral Resource that has already been stacked on the leach pad.
A full breakdown of Mesquite Mineral Reserve and Mineral Resource estimates and relevant technical disclosure is included in the Appendix to this MD&A and in the press release “Equinox Gold Increases Mesquite Reserves by 28% and Measured & Indicated Resources by 94%” dated October 8, 2020.
Outlook
Mesquite is on track to achieve guidance of 130,000 to 140,000 oz of gold with AISC of $975 to $1,025 per oz. The Company is also reviewing a number of optimized leach scenarios that could result in significant savings in both consumables and labour costs while maintaining recoveries.

11

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production as of July 1, 2019 and produced a total of 75,282 oz of gold in 2019. The reserve model for Aurizona outlines a remaining 6-year mine life with average annual production of approximately 130,000 oz of gold. The Company believes the mine life can be extended with exploration success along strike from existing Mineral Reserves, as well as from underground Mineral Resources below the Piaba open pit. The Company completed a PEA(1) demonstrating the opportunity for both mine life extension and increased annual gold production with potential development of an underground mine that could operate concurrently with the existing and future open-pit mines, and expects to complete a prefeasibility study (“PFS”) for the project in 2021.
Operating and financial results for the three and nine months ended September 30, 2020
		Three months ended			Nine months ended
Operating data	Unit	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2020(2)
Ore mined	kt	955	620	462	2,036
Waste mined	kt	7,493	2,332	2,775	12,600
Open pit strip ratio	w:o	7.85	3.76	6.01	6.19
Tonnes processed	kt	832	795	754	2,382
Average gold grade processed	g/t	1.38	1.19	1.46	1.34
Recovery	%	89.9	91.6	87.0	89.4
Gold produced	oz	33,248	27,460	32,091	92,799
Gold sold	oz	33,238	26,692	30,862	90,791
Financial data	Unit
Revenue	M$	63.5	45.8	48.7	158.0
Cash costs(3)	M$	22.5	21.5	25.2	69.1
Sustaining capital(3)	M$	8.6	1.6	3.5	13.7
Reclamation and exploration expenses	M$	0.9	0.6	0.6	2.2
Total AISC(3)	M$	32.0	23.7	29.4	85.0
AISC contribution margin(3)	M$	31.4	22.2	19.3	73.1
Expansion capital(3)	M$	(1.3)	(2.0)	-	(3.5)
Mine free cash flow(3)	M$	30.1	20.2	19.3	69.6
Unit analysis	Unit
Realized gold price per ounce sold	$/oz	1,909	1,718	1,578	1,740
Cash cost per ounce sold(3)	$/oz	675	804	818	761
AISC per ounce sold(3)	$/oz	964	887	952	936
Mining cost per tonne	$/t	1.42	2.14	3.02	1.92
Processing cost per tonne	$/t	7.36	8.30	10.12	8.54
G&A cost per tonne	$/t	4.10	4.09	4.53	4.09

(1)    The Aurizona PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

(2)    Aurizona achieved commercial production on July 1, 2019. As such, comparative figures for the nine months ended September 30, 2019 are not presented.

(3)    Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

12

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Q3 2020 Analysis
Production
During Q3 2020, Aurizona produced 33,248 oz (Q2 2020 – 27,460 oz) of gold and sold 33,238 oz (Q2 2020 – 26,692 oz) of gold at an AISC of $964 per oz (Q2 2020 – $887 per oz) and at an average realized price of $1,909 per oz (Q2 2020 – $1,718 per oz), realizing revenue of $63.5 million for the Quarter (Q2 2020 – $45.8 million).
Gold production and recoveries were on plan in the Quarter, and the mill processed the most material in a quarter since the start of operations in 2019, averaging approximately 9,000 tonnes per day (“t/d”) compared to the design capacity of approximately 8,200 t/d. During the Quarter, the operation also moved the most amount of waste since the start of mining activities.
Cash costs per oz decreased from Q2 2020 due to improved feed grades through the mill, as well as favourable foreign exchange rates.
Exploration and development
During the Quarter, the Company spent $1.2 million on exploration. The Company expanded its planned 17,000-metre “Piaba Underground” drill program to 25,000 metres, of which 23,093 metres have been completed. The objective of the Piaba Underground program is to convert underground Inferred Resources to Indicated Resources in support of a PFS for potential underground development. At the Genipapo target, an initial campaign of 1,985 metres of reverse circulation drilling has been completed as well as 1,779 metres of a 2,700-metre follow-up campaign. The Genipapo target is located east of the Piaba open pit and drilling is focused on expanding near-surface saprolite mineralization first discovered in 2018. Additionally, 710 metres of a planned 6,000-metre diamond drill program has been completed at the Touro target, located approximately 20 kilometres to the southwest of Aurizona, with the objective of testing the continuity of gold mineralization last drilled in 2010.
The Company spent $8.6 million of sustaining capital related primarily to tailings dam construction ($4.4 million) and capitalized stripping ($3.6 million) and $1.3 million of expansion capital during the Quarter.
Outlook
Aurizona is on track to achieve guidance of 120,000 to 130,000 oz of gold at AISC of $1,000 to $1,050 per oz.

The Company is in the process of modifying processing from carbon-in-pulp to CIL to stabilize and enhance recoveries going forward. The conversion requires only minor changes to the existing infrastructure and will be complete in Q4 2020. Mining activity is focused on stockpiling ore to prepare for the 2021 rainy season.

During Q4 2020, the Company is also performing a lift on the tailings facility embankment.

13

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Los Filos Gold Mine, Guerrero, Mexico
Equinox Gold acquired Los Filos on March 10, 2020 as part of the Leagold Merger. The Los Filos gold mine is located in Guerrero State, Mexico, and began production in 2008. Current operations comprise two open pits (Los Filos and Bermejal), one underground mine (Los Filos) and secondary recovery from previously leached ores. Ore from these deposits is processed using heap leach recovery. Los Filos produced a total of 200,856 oz of gold during 2019. An expansion project is underway with the expectation of increasing production to more than 350,000 oz of gold per year, as well as extending the mine life, through the addition of an underground mine (Bermejal), another open pit (Guadalupe) and a CIL plant to operate concurrently with the heap leach operation.
Operating and financial results for the three and nine months ended September 30, 2020
		Three months ended			Nine months ended
Operating data	Unit	September 30, 2020	June 30, 2020(2)	March 31, 2020(1,2)	September 30, 2020
Ore mined – open pit	kt	418	36	42	496
Waste mined – open pit	kt	3,896	623	2,146	6,665
Open pit strip ratio	w:o	9.33	17.43	50.64	13.45
Average open pit gold grade	g/t	0.36	0.23	0.30	0.34
Ore mined – underground	kt	115	29	47	191
Average underground gold grade	g/t	4.09	3.54	4.09	4.00
Ore re-handled for secondary leaching	kt	2,477	812	856	4,144
Total gold produced	oz	17,530	17,691	9,617	44,837
Total gold sold	oz	19,757	18,170	7,468	45,395
Financial data
Revenue	M$	37.2	30.6	11.7	79.5
Cash costs(2,3)	M$	19.6	11.8	7.6	39.1
Sustaining capital(3)	M$	4.3	3.0	0.8	8.1
Reclamation expenses	M$	0.2	0.1	0.1	0.3
Total AISC(2,3)	M$	24.2	14.8	8.5	47.5
AISC contribution margin(3)	M$	13.1	15.8	3.1	31.9
Care and maintenance	M$	(8.7)	(12.6)	-	(21.3)
Expansion capital(3)	M$	(2.8)	(6.8)	(3.9)	(13.5)
Mine free cash flow(3)	M$	1.5	(3.6)	(0.8)	(2.9)
Unit analysis
Realized gold price per ounce sold	$/oz	1,878	1,675	1,545	1,742
Cash cost per ounce sold(2,3)	$/oz	993	650	1,024	861
AISC per ounce sold(2,3)	$/oz	1,223	816	1,144	1,047
Mining cost per tonne – open pit	$/t	1.79	1.79	1.28	1.64
Mining cost per tonne – underground	$/t	72.26	67.42	58.82	68.22
Processing cost per tonne	$/t	5.06	8.04	5.03	5.60
G&A cost per tonne	$/t	1.21	0.99	0.94	1.12

14

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

(1)   Los Filos was acquired as part of the Leagold Merger. As such, comparative figures to previous quarters are not presented. Operating and financial results for the three months ended March 31, 2020 (“Q1 2020”) are for the period from March 10 to March 31, 2020.

(2)   As at September 30, 2020, the Company adjusted the fair values of heap leach inventory, mineral properties, plant and equipment and deferred tax liabilities in the Leagold purchase price allocation to reflect an updated estimate of conversion costs for heap leach inventory and useful lives of certain plant and equipment at Los Filos as of the acquisition date. The Company has updated financial results for the periods impacted. Cash costs and AISC in Q2 2020 and Q1 2020 increased by $5.7 million and $2.5 million, respectively, or $313 per oz and $332 per oz sold, respectively, from previously reported figures.

(3)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q3 2020 Analysis
Production

During Q3 2020, Los Filos produced 17,530 oz (Q2 2020 – 17,691 oz) of gold and sold 19,757 oz (Q2 2020 – 18,170 oz) of gold at an AISC of $1,223 per oz (Q2 2020 – $816 per oz) and at an average realized price of $1,878 per oz (Q2 2020 – $1,675 per oz), realizing revenue of $37.2 million (Q2 2020 – $30.6 million) for the Quarter. AISC increased in the Quarter due to lower than planned production, partially offset by favourable foreign exchange rates.

July and August was a period of ramping up and returning to full operations following almost a full quarter of care and maintenance during Q2 2020 resulting from government mandated restrictions related to COVID-19.

Mining activities were suspended in early September due to a blockade by members of one of the three communities from which the mine draws much of its workforce. The Company has been meeting with the community to understand and discuss their concerns and will continue to seek a resolution to the blockade so Los Filos can resume normal operations.

Mining operations have been temporarily suspended and the mine remains staffed with a reduced workforce to maintain necessary safety, security and environmental systems.

Exploration and development
The Company is advancing an expansion of the Los Filos gold mine complex as described in Development Projects below. Following the Q2 2020 COVID-19 related suspension, development activities recommenced in mid-June and continued until the subsequent temporary suspension. Exploration activities have not yet recommenced. As a result, sustaining capital expenditures during the Quarter were only $4.3 million. Expansion capital expenditures of $2.8 million were largely related to the Bermejal underground project.
Outlook
Los Filos mining and development activities have been significantly reduced in 2020, first from COVID-19 restrictions and subsequently due to the community blockade. The community and Los Filos negotiated and signed both land use and community social collaboration agreements in April 2019, which are valid until April 2025. The Company will continue to seek a resolution to the community blockade so Los Filos can resume normal operations.
Interruptions to pre-stripping of the Guadalupe open pit and development activities for the Bermejal underground deposit have also delayed access to higher-grade ore that was expected to be part of the 2020 mine plan. As a result, Los Filos production and cost guidance for 2020 has been withdrawn.

15

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Fazenda Gold Mine, Bahia, Brazil
Equinox Gold acquired Fazenda on March 10, 2020 as part of the Leagold Merger. Fazenda is located in Bahia State, Brazil, has been in operation for over two decades and has produced more than 3.2 million ounces of gold. Fazenda is primarily an underground operation complemented with some small open pits. Ore is mined by conventional retreat longitudinal open stoping and processed in a CIL milling facility. Fazenda produced a total of 73,228 oz of gold during 2019.
Operating and financial results for the three and nine months ended September 30, 2020
		Three months ended			Nine months ended
Operating data	Unit	September 30, 2020	June 30, 2020	March 31, 2020(1)	September 30, 2020
Ore mined – underground	kt	318	317	77	712
Tonnes processed	kt	340	333	82	755
Average gold grade processed	g/t	1.51	1.44	1.84	1.51
Recovery	%	91.4	90.3	91.7	91.0
Total gold produced	oz	15,118	13,954	4,344	33,416
Total gold sold	oz	15,346	14,151	3,323	32,819
Financial data
Revenue	M$	29.2	24.1	5.1	58.4
Cash costs(2)	M$	11.8	11.8	3.7	27.3
Sustaining capital(2)	M$	1.2	1.2	0.2	2.6
Reclamation expenses	M$	0.1	0.5	0.0	0.6
Total AISC(2)	M$	13.1	13.5	3.9	30.5
AISC contribution margin(2)	M$	16.2	10.6	1.2	28.0
Expansion capital(2)	M$	(1.0)	(0.8)	(0.2)	(2.0)
Mine free cash flow(2)	M$	15.2	9.8	1.0	26.0
Unit analysis
Realized gold price per ounce sold	$/oz	1,902	1,701	1,535	1,778
Cash cost per ounce sold(2)	$/oz	767	833	1,109	832
AISC per ounce sold(2)	$/oz	851	952	1,184	928
Mining cost per tonne – underground	$/t	20.52	17.41	15.08	20.29
Processing cost per tonne	$/t	10.72	9.52	7.80	10.06
G&A cost per tonne	$/t	4.00	4.17	3.69	4.12

(1)   Fazenda was acquired as part of the Leagold Merger. As such, comparative figures from previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

16

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Q3 2020 Analysis
Production
During Q3 2020, Fazenda produced 15,118 oz (Q2 2020 – 13,954 oz) of gold and sold 15,346 oz (Q2 2020 – 14,151 oz) of gold at an AISC of $851 per oz (Q2 2020 – $952 per oz) and at an average realized price of $1,902 per oz (Q2 2020 – $1,701 per oz), realizing revenue of $29.2 million for the Quarter (Q2 2020 – $24.1 million).
Grades were lower than expected for the Quarter due to mining dilution. This issue was exacerbated by COVID-19 workforce restrictions that slowed development in Q2 2020 but has since been resolved. Grade is improving through H2 2020 and recoveries were ahead of plan at 91.4% for the Quarter.
AISC was lower than plan during the Quarter, largely the result of favourable foreign exchange rates, fuel prices and the deferral of some expenditures due to staffing constraints and mine plan sequencing.
Exploration and development
The Company has drilled 25,050 metres of a 33,000-metre program focused on reserve replacement adjacent to existing mine infrastructure.
Sustaining capital expenditures of $1.2 million during the Quarter focused primarily on underground development, although portions of these programs were deferred to Q4 2020. Expansion capital expenditures during the Quarter of $1.0 million focused on underground development of the Canto Sequence.
Outlook
Fazenda is on track to meet guidance of 50,000 to 55,000 oz at AISC of $925 to $975 per oz.

17

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

RDM Gold Mine, Minas Gerais, Brazil
Equinox Gold acquired RDM on March 10, 2020 as part of the Leagold Merger. RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation with a 7,000 t/d CIL plant. Average life of mine production is estimated at approximately 80,000 oz of gold per year over the remaining seven-year mine life. RDM produced a total of 62,634 oz of gold during 2019.
Operating and financial results for the three and nine months ended September 30, 2020
		Three months ended			Nine months ended
Operating data	Unit	September 30, 2020	June 30, 2020	March 31, 2020(1)	September 30, 2020
Ore mined	kt	686	569	46	1,301
Waste mined	kt	5,947	5,345	615	11,908
Open pit strip ratio	w:o	8.67	9.39	13.23	9.15
Tonnes processed	kt	662	688	154	1,505
Average gold grade processed	g/t	0.97	1.09	0.75	1.00
Recovery	%	86.7	84.0	86.4	85.3
Gold produced	oz	18,008	19,578	3,700	41,286
Gold sold	oz	18,675	19,018	2,768	40,460
Financial data
Revenue	M$	35.7	32.5	4.3	72.5
Cash costs(2)	M$	16.7	14.6	2.0	33.4
Sustaining capital(2)	M$	1.2	3.2	0.3	4.6
Reclamation expenses	M$	0.2	0.2	0.0	0.4
Total AISC(2)	M$	18.1	18.0	2.5	38.5
AISC contribution margin(2)	M$	17.6	14.5	1.9	34.0
Care and maintenance	M$	-	-	(0.5)	(0.5)
Expansion capital(2)	M$	-	-	(0.6)	(0.6)
Mine free cash flow(2)	M$	17.6	14.5	0.9	33.0
Unit analysis
Realized gold price per ounce sold	$/oz	1,901	1,698	1,548	1,782
Cash cost per ounce sold(2)	$/oz	897	769	746	827
AISC per ounce sold(2)	$/oz	970	945	859	951
Mining cost per tonne	$/t	1.62	1.71	1.83	1.67
Processing cost per tonne	$/t	9.11	7.99	5.90	8.27
G&A cost per tonne	$/t	2.05	1.66	1.46	1.81

(1)   RDM was acquired as part of the Leagold Merger. As such, comparative figures for previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)    Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

18

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Q3 2020 Analysis
Production

During Q3 2020, RDM produced 18,008 oz (Q2 2020 – 19,578 oz) of gold and sold 18,675 oz (Q2 2020 – 19,018 oz) of gold at an AISC of $970 per oz (Q2 2020 – $945 per oz) and at an average realized price of $1,901 per oz (Q2 2020 – $1,698 per oz), realizing revenue of $35.7 million for the Quarter (Q2 2020 – $32.5 million).

Grades and mining performance were in line with Q2 2020 as the team mined alternative areas while awaiting a pit extension permit that was received in late August. Recoveries of 86.7% were ahead of plan for the Quarter as new plant automation was brought on line, and blast fragmentation and grind size were improved.

As with the Company’s other Brazilian operations, RDM’s operating costs for the Quarter benefited from favourable foreign exchange rates and fuel prices, which were partially offset by higher maintenance costs and an increase in consumables to improve recoveries.
Exploration and development

The Company has not planned any exploration at RDM in 2020.

Sustaining capital expenditures in Q3 2020 were $1.2 million for capitalized stripping. The Company did not incur any expansion capital expenditures during the Quarter at RDM.

Outlook
RDM is on track to achieve guidance of 50,000 to 55,000 oz of gold at AISC of $1,000 to $1,050 per oz.

19

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Pilar Gold Mine, Goiás, Brazil
Equinox Gold acquired Pilar on March 10, 2020 as part of the Leagold Merger. Pilar is located in Goiás State, Brazil, and began operations in October 2014. The operation consists of two underground mines feeding a carbon-in-pulp (“CIP”) plant. The primary underground mining methods are modified room and pillar and long hole open stoping. Pilar produced a total of 37,739 oz of gold in 2019.
Operating and financial results for the three and nine months ended September 30, 2020
		Three months ended			Nine months ended
Operating data	Unit	September 30, 2020	June 30, 2020	March 31, 2020(1)	September 30, 2020
Ore mined	kt	191	157	33	382
Tonnes processed	kt	375	355	85	815
Average gold grade processed	g/t	0.90	0.85	0.94	0.88
Recovery	%	91.8	91.0	89.4	91.2
Gold produced	oz	9,940	8,646	2,357	20,943
Gold sold	oz	10,003	8,750	1,833	20,585
Financial data
Revenue	M$	19.1	15.0	2.8	37.0
Cash costs(2)	M$	10.2	8.2	1.5	20.0
Sustaining capital(2)	M$	1.0	1.5	0.4	2.9
Reclamation expenses	M$	0.2	0.2	0.1	0.6
Total AISC(2)	M$	11.4	9.9	2.0	23.4
AISC contribution margin(2)	M$	7.7	5.0	0.9	13.6
Care and maintenance	M$	-	(0.6)	-	(0.6)
Expansion capital(2)	M$	(0.2)	(0.1)	(0.0)	(0.2)
Mine free cash flow(2)	M$	7.5	4.4	0.9	12.8
Unit analysis
Realized gold price per ounce sold	$/oz	1,901	1,707	1,552	1,787
Cash cost per ounce sold(2)	$/oz	1,022	941	827	970
AISC per ounce sold(2)	$/oz	1,144	1,138	1,072	1,136
Mining cost per tonne	$/t	31.12	27.13	32.18	29.57
Processing cost per tonne	$/t	9.04	8.89	8.45	8.91
G&A cost per tonne	$/t	2.99	2.87	2.37	2.87

(1)   Pilar was acquired as part of the Leagold Merger. As such, comparative figures for previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

20

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Q3 2020 Analysis
Production

During Q3 2020, Pilar produced 9,940 oz (Q2 2020 – 8,646 oz) of gold and sold 10,003 oz (Q2 2020 – 8,750 oz) of gold at an AISC of $1,144 per oz (Q2 2020 – $1,138 per oz) and at an average realized price of $1,901 per oz (Q2 2020 – $1,707 per oz), realizing revenue of $19.1 million for the Quarter (Q2 2020 – $15.0 million).

Mining performance in Q3 2020 improved and volumes mined are ahead of plan, with grades mined in line with plan. Higher mining ore volumes have reduced reliance on low-grade ore stockpiles. Recoveries of 91.8% were ahead of plan.

AISC for the Quarter benefited from favourable foreign exchange rates and was in line with plan, although the savings were partially offset by higher consumables, extra equipment and increased fuel consumption as mining increased in the Maria Lazara underground mine.
Exploration and development
The Company completed the scheduled tailings facility raise during Q3 2020, which accounts for the majority of the $1.0 million in sustaining capital spent during the Quarter. Expansion capital expenditures during the Quarter were nominal as the Company has not yet gained access to certain land required to begin licensing and drilling at the Três Buracos deposit.
During Q3 2020 the Company drilled 2,076 metres of a planned 3,100-metre drill program with the objective of Mineral Reserve replacement adjacent to existing mine infrastructure.
Outlook
Pilar is on track to achieve guidance of 25,000 to 30,000 oz of gold at AISC of $1,200 to $1,300 per oz.
While the Company continues to advance the environmental studies, permitting and land access activities related to the Três Buracos deposit, commencement of mining of the deposit is expected to shift into Q4 2021.

21

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Development Projects
Los Filos Gold Mine, Guerrero, Mexico
The Company is advancing an expansion of the Los Filos gold mine complex including enlarging the Los Filos open pit, developing a second underground mine (Bermejal), adding a new open pit (Guadalupe) and constructing a new CIL plant to process higher-grade ore. The expansion is expected to increase Los Filos production to more than 350,000 oz of gold per year. Leagold commenced the expansion project in Q3 2019, completing an access road to allow the start of stripping from the Guadalupe open pit and commencing work for additional ventilation for Bermejal underground development. Equinox Gold is evaluating the benefits of constructing a larger CIL plant than the originally contemplated 4,000 t/d plant, which would increase the current feasibility estimate for construction capital of $115.0 million which includes the CIL plant, power, a tailings filtration system and the associated deposition area.
Q3 2020 analysis and outlook

Initial mining in the Guadalupe open pit and preparatory work for Bermejal underground mining was suspended at the beginning of April in compliance with the Mexican federal government’s restrictions related to COVID-19. Development activities resumed in mid-June and progressed well until early September, when development activities ceased as the result of a community blockade.

Engineering and optimization studies related to the CIL plant have continued. Furthermore, the mine planning and scheduling is being updated to reflect the larger CIL plant size, optimized plant layout, expansion of the heap leach operations and higher gold prices. This update is expected to allow for conversion of additional ounces from Mineral Resources to Mineral Reserves, which would extend the mine life. The updated studies are targeted for completion in early 2021.

Castle Mountain Gold Mine, California, USA

Castle Mountain is a past-producing open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Castle Mountain produced more than 1.3 million oz of gold from 1992 to 2004 when production ceased due to low gold prices. Castle Mountain’s key operating permits have been maintained in good standing since production ceased.

The Company completed a PFS in July 2018 with the intention of restarting operations, contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold over an initial 16-year mine life. The prefeasibility study outlines a two-phase development plan, with annual average gold production of 45,000 oz during Phase 1 and annual average gold production of 200,000 oz during Phase 2.

Q3 2020 analysis and outlook

Construction and commissioning of the Castle Mountain Phase 1 mine was completed in mid-September and the Company commenced irrigation of the leach pad to leach more than 1.7 million tons of ore stacked on the leach pad containing an estimated 11,800 recoverable gold ounces. First gold was poured on October 15, 2020.

Loaded carbon from Castle Mountain is processed in the carbon stripping and smelting plant at the Company’s Mesquite Mine, which is expected to result in increased operating efficiencies for both mines. Approximately $59.6 million of the total budgeted spend had been incurred at the end of Q3 2020. The total spend at completion is expected to be $61.0 million, reflecting minor scope changes and construction delays related to COVID-19.

The Phase 2 detailed feasibility study is underway with completion targeted for Q1 2021.
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is a past-producing open-pit mine that commenced operations in mid-2013 but was placed on care and maintenance in September 2014 due to process and recovery challenges. In 2017, a previous operator commenced construction of a new ore-processing facility that incorporates the crushing, crushed-ore storage, and semi-autogenous (SAG) mill of the original plan with plans to retrofit the existing plant to use resin-in-leach (“RIL”) process technology. Following its acquisition of Santa Luz in October 2018, Leagold halted construction in order to complete an independent and updated feasibility study on the project, as well as pilot plant testing of the metallurgy.

22

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

The 2018 updated feasibility study confirmed the planned use of RIL processing. The updated plan for Santa Luz included an open pit mining schedule from the C1 and A3 deposit and an existing stockpile. The project also has further upside of the full life of mine plan and further upside potential from underground mining opportunities. As a previously operating mine, all major infrastructure at Santa Luz is in place and construction will be mostly limited to refurbishing existing infrastructure and retrofitting the plant.
Q3 2020 analysis and outlook
The Company has updated the Santa Luz costs and engineering to support a decision to commence official construction. Project hiring and early works activities commenced in Q2 2020. Of the $10.0 million of expansion capital budgeted for Santa Luz in 2020, the Company spent $1.1 million during the Quarter for a total spend of $1.8 million year to date.
Aurizona Underground Studies, Brazil
In May 2020 the Company announced the results of a positive PEA for potential underground development of the Piaba deposit at Aurizona. It is anticipated that the underground deposit could be mined and processed concurrently with mill feed from the open pit at Aurizona, resulting in a higher average mill feed grade. The underground mine would use and benefit from the existing 8,000 t/d process plant and other infrastructure currently used by the operating open-pit mine including power, water and current and expanded tailings storage facilities. No additional processing or other surface infrastructure was contemplated in the PEA and capital estimates are confined to underground mine development and sustaining costs. Initial capital costs are estimated at $69.7 million and sustaining capital is estimated at $138.4 million over the duration of the PEA mine plan.
The PEA mine plan incorporates a portion of the Aurizona underground Mineral Resource, estimated at 2.8 million tonnes of Indicated Resources grading 2.73 g/t gold and 6.2 million tonnes of Inferred Resources grading 2.89 g/t gold. Over an estimated ten-year mine life, the underground mine has the potential to produce 740,500 oz of gold in addition to existing open-pit production, and generate $1 billion in revenue and $204 million in after-tax net cash flow at a base case gold price of $1,350 per oz.
The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.
Q3 2020 analysis and outlook
Equinox Gold continues to advance field work to support completion of a PFS for the Piaba underground mine in 2021. The Company is completing a drill program aimed primarily at converting underground Inferred Resources to Indicated Resources in support of the PFS. The planned 17,000-metre program was expanded to 25,000 metres to improve the understanding of the underground Mineral Resource and include additional deeper targets. A total of 23,093 metres has been drilled to the end of Q3 2020. Early work on advancing the PFS is expected to get underway in Q4 2020 with geotechnical lab work and related modeling as well as updated Mineral Resource modeling.

23

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Health, Safety, Environment & Community
Health & Safety
Equinox Gold worked more than 3.2 million hours with two lost-time injuries during the Quarter, for a total of 9.4 million work hours and eight lost-time injuries year to date. Equinox Gold’s Lost-time Injury Frequency Rate at the end of Q3 2020 is 0.82 per million hours worked, which is almost 14% better than the annual target. The Company’s Total Recordable Injury Frequency Rate, which is a measure of all injuries that require the attention of medically trained personnel, is 3.79 at the end of Q3 2020, which is 21% better than the target set for 2020.
As with previous quarters, COVID-19 has provided additional health and safety challenges. Equinox Gold took early precautionary measures at all of its operations to manage issues related to the COVID-19 pandemic with the primary goals of protecting the health, safety and economic wellbeing of the Company’s workforce and local communities. Activities have included increased vigilance at site entrances to prevent entry by symptomatic contractors or personnel, promotion of increased hygiene and implementing physical distancing. Personnel in high-risk categories are working from home where possible or are on paid leave, and employees with office-based jobs are working from home with limited re-entry to offices for individuals who cannot work effectively from home.
During Q2 2020 the Company started proactively testing its workforce for COVID-19. The Company has initiated routine COVID-19 testing at all of its sites (primarily using the most effective test, the polymerase chain reaction or PCR test, dependent upon local availability) with the objective of identifying carriers early, so they can self-isolate before inadvertently spreading the virus to others. Workers from outside a region are tested for COVID-19 before commencing their journey to site to ensure the virus is not introduced to communities. All individuals who test positive, regardless of whether they show any symptoms, are asked to immediately self-isolate for two weeks and can only return to work once they have tested negative for COVID-19 and been cleared for work by a health professional. While all of the Company’s sites have experienced some cases of COVID-19, the vast majority of cases (greater than 95%) have been asymptomatic and of the remainder, only a few have been sufficiently severe to require specialist medical care. Proactive testing, enhanced health and safety measures and the Company’s “test, trace, isolate” protocol have helped the Company to reduce transmission of the COVID-19 virus as much as possible to protect both its workforce and local communities.
To aid with monitoring and tracing efforts, Equinox Gold is establishing testing laboratories for its operations in the USA and Mexico. The labs will be operated by a third party and will allow the Company to expedite the receipt of test results, extend testing to the families of contractors and employees and expand testing to include region-specific concerns such as Zika and Dengue Fever. The Company’s Brazil operations are being serviced by local laboratories.
The Company is monitoring the COVID-19 situation and updating its operational and safety procedures as required in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control and the local, state and federal governments at each operation, and in consultation with epidemiologists.
Environment

In total, there were 40 environmental incidents internally reported during the Quarter. Six of these incidents triggered reporting to external agencies or reached the threshold for the Company’s definition of significance. Three protected lizard species were killed by mine traffic at Los Filos; there is now a program in place to detect and relocate the lizards to safer areas of the mine. There were two separate bird deaths at Los Filos and one incident of five bird deaths at Castle Mountain from ingesting cyanide. While none of these birds had special protection status, any impact on wildlife from cyanide is considered a significant event under Equinox Gold’s internal standards. These incidents were reported to regulatory authorities and mitigation measures including increased monitoring of leach pads, plastic sheeting to prevent wildlife access and burial of drip lines have been implemented to prevent recurrence.

All of the remaining 34 incidents were categorized as either low or minor consequence incidents, with the majority being minor spills that were cleaned up as per procedure.

24

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Community Engagement

The Company continues to engage with local communities to offer support during the COVID-19 pandemic. The Company has been proactively communicating and collaborating with local communities, mayors and other local authorities about the health and safety protocols adopted by the mine sites. During the Quarter, personal protective equipment and COVID-19 rapid test kits were donated to public health care facilities, and food supplies were donated to vulnerable communities.

The Company invests significantly in local infrastructure, health care, education, cultural and community programs, and has continued these programs as much as possible during COVID-19, with appropriate health and safety protocols.

Environmental, Social & Governance (ESG) Reporting
The Company held a series of management sessions in Q2 2020, facilitated by external consultants, to redefine its ESG strategy. The Company’s senior management team discussed issues such as inclusion and diversity, ethics and business conduct, risk management, local employment and procurement, community engagement and development, biodiversity, tailings and waste management, water usage, and climate change. The Company is developing a working plan to establish its commitments and targets and is identifying key performance indicators for external reporting.
During Q3 2020 the Company started publishing ESG health and safety performance data on its website in the Responsible Mining section. The Company will update this information quarterly and looks forward to expanding its ESG disclosure process as the year unfolds to facilitate an increased level of engagement and discussion with the Company’s stakeholders.

Corporate
Exercise of Warrants and Options
During the Quarter, the Company received proceeds of $11.4 million from the exercise of warrants and options.
Appointment
On September 1, 2020, Doug Reddy was promoted from EVP Technical Services to Chief Operating Officer upon the retirement of the Company’s previous Chief Operating Officer.

Recent Developments

During October 2020 the Company retracted production and cost guidance for its Los Filos Mine, announced first gold pour from its Castle Mountain Phase 1 Mine and announced an increase to Mineral Reserves and Mineral Resources at its Mesquite Mine.

On November 2, 2020, the Company announced the appointment of Dr. Sally Eyre to the Company’s Board of Directors, effective immediately. The Company also announced that Mr. Peter Marrone has stepped down from the Board of Directors.

25

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Financial Results
Selected financial results for the three and nine months ended September 30, 2020 and 2019
$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019(1)
Revenue	$244.5	$91.9	$589.9	$162.7
Operating expenses	(110.4)	(49.9)	(284.4)	(98.1)
Depreciation and depletion	(36.4)	(11.2)	(88.1)	(19.2)
Earnings from mine operations	97.7	30.8	217.4	45.4
Care and maintenance	(12.1)	-	(31.2)	-
Exploration	(2.9)	(0.9)	(9.5)	(7.0)
General and administration	(8.1)	(3.3)	(24.7)	(10.1)
Income from operations	74.6	26.5	152.0	28.2
Other expense	(51.7)	(14.9)	(147.8)	(35.7)
Net income (loss) before taxes	22.9	11.6	4.2	(7.5)
Tax (expense) recovery	(11.1)	(3.5)	(48.7)	(4.3)
Net income (loss) and comprehensive income (loss)	11.8	8.1	(44.5)	(11.8)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	0.05	0.07	(0.22)	(0.09)
(1) During the three and nine months ended September 30, 2019, the Company had only the Mesquite and Aurizona mines in operation, with the Aurizona mine commencing commercial production on July 1, 2019. During the nine months ended September 30, 2020, it had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the Leagold Merger. As a result, comparisons of Q3 2020 and the nine months ended September 30, 2020 to the same periods in prior year are not meaningful.
Earnings from mine operations

Revenue for Q3 2020 was $244.5 million (Q3 2019 – $91.9 million) on sales of 128,437 oz (Q3 2019 – 62,379 oz) of gold and for the nine months ended September 30, 2020 was $589.9 million (nine months ended September 30, 2019 – $162.7 million) on sales of 336,891 oz (nine months ended September 30, 2019 – 116,473 oz) of gold. The increase in revenue from comparative periods is primarily due to increased gold ounces sold as the result of acquiring the Leagold mines in March 2020. Sales from the acquired sites contributed 139,260 oz for the period from acquisition on March 10, 2020 to September 30, 2020, generating revenue of $247.4 million. The Company’s realized gold price also increased to $1,899 per oz in Q3 2020 from $1,473 per oz in Q3 2019. For the nine months ended September 30, 2020, the increase in revenue is also partly attributed to a full period of production from Aurizona, which commenced operations on July 1, 2019.

Operating expenses increased in Q3 2020 to $110.4 million (Q3 2019 – $49.9 million) and for the nine months ended September 30, 2020 to $284.4 million (nine months ended September 30, 2019 – $98.1 million). Depreciation and depletion in Q3 2020 was $36.4 million (Q3 2019 – $11.2 million) and for the nine months ended September 30, 2020 was $88.1 million (nine months ended September 30, 2019 – $19.2 million). The increase from comparative periods in 2019 is due to expanded operations from the addition of the Leagold mines.

Care and maintenance
Care and maintenance costs in Q3 2020 were $12.1 million (Q3 2019 – $nil) and for the nine months ended September 30, 2020 were $31.2 million (nine months ended September 30, 2019 – $nil). Care and maintenance costs in the Quarter were primarily incurred at Los Filos due to the temporary suspension of operations as a result of a community blockade. The Company spent $0.8 million at Santa Luz on care and maintenance in the Quarter. Care and maintenance costs from earlier in 2020 were largely related to temporary suspensions at the Los Filos, RDM and Pilar mines due to the COVID-19 pandemic.

26

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Exploration
Exploration in Q3 2020 was $2.9 million (Q3 2019 – $0.9 million) and for the nine months ended September 30, 2020 was $9.5 million (nine months ended September 30, 2019 – $7.0 million). The increase in exploration expenditures as compared to Q3 2019 is related to increased exploration activity at a larger number of properties.
General and administration
General and administration expenditures in Q3 2020 were $8.1 million (Q3 2019 – $3.3 million) and for the nine months ended September 30, 2020 were $24.7 million (nine months ended September 30, 2019 – $10.1 million). The increase from comparative periods in 2019 was primarily due to non-cash share-based compensation expenses due to the increased number of employees as the Company has grown from a single asset developer to a multi-asset producer. This expense increased in Q3 2020 to $2.0 million (Q3 2019 – $0.9 million) and for the nine months ended September 30, 2020 to $5.3 million (nine months ended September 30, 2019 – $3.0 million). The increase was mainly due to higher cash-settled share-based compensation as a result of an increase in the Company’s share price. Included in general and administration expenditures for the nine months ended September 30, 2020 was $2.6 million (Q3 2020 – $nil) in acquisition costs related to the Leagold Merger.
Other expense

Other expense is comprised of finance (including interest) expense, finance income and other income (expense).

Other expense for Q3 2020 was $51.7 million (Q3 2019 – $14.9 million) and for the nine months ended September 30, 2020 was $147.8 million (nine months ended September 30, 2019 – $35.7 million). Other expense in Q3 2020 and the nine months ended September 30, 2020 was largely driven by losses of $10.2 million and $24.1 million, respectively, on the change in fair value of gold collar and forward swap contracts, which were acquired as part of the Leagold Merger. For the three and nine months ended September 30, 2020, losses of $2.7 million and $25.2 million, respectively, were recorded on the change in fair value of foreign exchange contracts due to significant depreciation of the Brazilian Réal. The Company also recognized non-cash losses of $8.6 million and $47.3 million for the three and nine months ended September 30, 2020, respectively, on the change in fair value of share purchase warrants, which resulted from an increase in the Company’s share price. The Company’s share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars, which differs from the Company’s US dollar functional currency. Accordingly, the Company’s share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss.

Finance expense in Q3 2020 was $12.8 million (Q3 2019 – $5.3 million) and for the nine months ended September 30, 2020 was $31.1 million (nine months ended September 30, 2019 – $12.4 million). The increase from the prior year is due to more interest expense on a larger balance of debt.

Finance income in Q3 2020 was $0.6 million (Q3 2019 – $0.1 million) and for the nine months ended September 30, 2020 was $1.3 million (nine months ended September 30, 2019 – $1.3 million). The increase is due to interest earned on higher cash balances.

Tax expense
Tax expense in Q3 2020 was $11.1 million (Q3 2019 – $3.5 million) and for the nine months ended September 30, 2020 was $48.7 million (nine months ended September 30, 2019 – $4.3 million). The increase in tax expense from comparative periods in the prior year was due to increased taxable income as the result of increased income from owning five additional operating mines.

27

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through September 30, 2020:
$ amounts in millions, except per share amounts	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Revenue	$244.5	$215.4	$130.0	$119.0
Operating costs	(110.4)	(102.0)	(72.0)	(61.0)
Depreciation and depletion	(36.4)	(35.4)	(16.3)	(19.4)
Earnings from mine operations	97.7	78.0	41.7	38.5
Care and maintenance	(12.1)	(18.2)	(0.9)	-
Exploration	(2.9)	(3.9)	(2.6)	(1.7)
General and administration	(8.1)	(10.0)	(6.6)	(9.9)
Income from operations	74.6	45.9	31.5	26.9
Other income (expense)	(51.7)	(104.6)	8.4	(32.6)
Net income (loss) before taxes	22.9	(58.6)	39.9	(5.7)
Tax expense	(11.1)	(8.2)	(29.4)	(2.8)
Net income (loss) and comprehensive income (loss)	11.8	(66.9)	10.5	(8.5)
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	0.05	(0.29)	0.08	(0.08)
Diluted	0.05	(0.29)	0.07	(0.08)
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Revenue	$91.9	$35.4	$35.4	$30.2
Operating costs	(49.9)	(24.0)	(24.1)	(19.0)
Depreciation and depletion	(11.2)	(3.8)	(4.2)	(4.2)
Earnings from mine operations	30.8	7.6	7.1	6.9
Exploration	(0.9)	(3.2)	(2.9)	(3.9)
General and administration	(3.3)	(3.7)	(3.1)	(6.7)
Asset impairment	-	-	-	(13.3)
Income (loss) from operations	26.5	0.7	1.0	(17.0)
Other expense	(14.9)	(13.5)	(7.3)	(8.3)
Net income (loss) before taxes	11.6	(12.7)	(6.3)	(25.3)
Tax recovery (expense)	(3.5)	1.2	(2.0)	(0.6)
Net income (loss) and comprehensive income (loss)	8.1	(11.5)	(8.3)	(25.9)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	0.07	(0.09)	(0.07)	(0.25)

28

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Liquidity and Capital Resources
Working capital

At September 30, 2020, Equinox Gold had $310.7 million (December 31, 2019 – $67.7 million) in unrestricted cash. The Company had working capital of $395.3 million at September 30, 2020, compared to $16.7 million at December 31, 2019. The increase in working capital from December 31, 2019 was largely due to the Leagold Merger as well as $174.8 million in proceeds received from warrant and option exercises.

As at September 30, 2020, trade and other receivables were $47.2 million (December 31, 2019 – $27.4 million) comprised of $7.6 million (December 31, 2019 – $nil) receivable from gold sales, $24.8 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2019 – $11.7 million), and $9.3 million (December 31, 2019 – $12.0 million) receivable from Serabi Gold plc from the sale of Anfield’s Coringa project.

Current inventory at September 30, 2020 totalled $214.9 million, up from $46.3 million at December 31, 2019. The increase in inventories was due to the addition of inventories acquired as part of the Leagold Merger and an increase in the number of ounces expected to be produced from the heap leach at Mesquite within the next twelve months.

Current liabilities at September 30, 2020 were $202.1 million (December 31, 2019 – $131.9 million). The increase in current liabilities was mainly due to derivative liabilities for gold collars and forward swap contracts assumed in the Leagold Merger and trade accounts payables from the Leagold sites.

In March 2020, the Company drew $180 million under its senior secured credit facilities as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic. The Company had no immediate need for the funds and, in August 2020, the Company repaid $200 million principal on its revolving credit facility. Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company’s assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

Cash flow

The Company generated $61.3 million in cash from operations in Q3 2020 (Q3 2019 - $38.0 million) and $133.6 million in the nine months ended September 30, 2020 (nine months ended September 30, 2019 – $20.8 million). The increase resulted from increased production from six operating mines, as compared to two operating mines in Q2 2019, and higher realized gold prices.

Cash used in investing activities in Q3 2020 was $45.2 million (Q3 2019 – $25.4 million) and in the nine months ended September 30, 2020 was $67.6 million (nine months ended September 30, 2019 – $95.6 million). On closing of the Leagold Merger, the Company acquired $55.2 million in cash, which was offset by capital expenditures of $47.7 million in the Quarter and $122.0 million for the nine months ended September 30, 2020.

Cash used in financing activities in Q3 2020 was $196.0 million (Q3 2019 – $0.2 million cash generated from financing activities) due to repayment of $200 million of the Company’s revolving credit facility in August 2020. For the nine months ended September 30, 2020, cash from financing activities was $182.5 million (nine months ended September 30, 2019 – $58.6 million). The Company has received aggregate proceeds of $174.8 million from the exercise of warrants and options in 2020. Additionally, the Company issued $139.3 million in convertible notes, drew $400 million from its senior secured credit facilities and completed a $40 million private placement concurrent with the Leagold Merger. These proceeds were offset by $546.3 million in debt repayments including extinguishment of $320 million debt outstanding in Leagold at the acquisition date, and $22.4 million for the Company’s Standby Loan and Convertible Debenture in Q2 2020.

29

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Share capital transactions
The Company issued shares in conjunction with the following transactions during the year:
# Shares
Balance December 31, 2019	113,452,363

Issued in Leagold Merger	94,635,765
Issued in private placement	6,472,491
Issued on exercise of Pacific Road anti-dilution right	461,947
Issued on exercise of warrants, stock options and vested RSUs	26,847,608
Balance September 30, 2020	241,870,174

Outstanding Share Data
As at the date of this MD&A, the Company has 242,006,764 shares issued and outstanding, 3,177,850 shares issuable under stock options, 19,109,784 shares issuable under share purchase warrants and 1,873,199 shares issuable under restricted share units (RSUs). The Company also has 44,458,207 shares issuable under in-the-money convertible notes. The fully diluted outstanding share count is 310,625,804.

Commitments and Contingencies
At September 30, 2020, the Company had the following contractual obligations outstanding:
$ amounts in thousands	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter
Loans, borrowings and interest	$687.1	$31.9	$56.1	$56.1	$385.6	$157.4	$-
Accounts payable and accrued liabilities	101.7	101.7	-	-	-	-	-
Reclamation payments(1)	147.1	5.2	6.8	9.9	7.9	8.5	108.9
Purchase commitments	52.1	43.4	8.4	0.2	0.1	0.1	0.1
Gold contracts	102.6	51.0	51.6	-	-	-	-
Foreign exchange contracts	23.6	21.2	2.4	-	-	-	-
Lease payments	17.0	5.7	4.3	4.3	2.8	0.1	-
Total	$1,131.3	$260.2	$129.6	$70.4	$396.3	$165.9	$108.9
(1) Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At September 30, 2020, the Company recorded a legal provision for these items totaling $12.3 million (December 31, 2019 – $4.0 million) which is included in other long-term liabilities.

30

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At September 30, 2020, the Company has recorded restricted cash of $4.1 million (December 31, 2019 – $13.9 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

The Company is reviewing tax contingencies in relation to compliance with certain pre-export finance and other loans in Brazil. The outcome of these matters is not readily determinable at this time but could have a material impact on the Company.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

If the Company is unable to resolve all these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company will continue to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2020 and 2021, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to evolve. The magnitude of its effects on the global economy, and on the Company’s financial and operational performance, is uncertain at this time.

Related Party Transactions

The Company’s Chairman, Ross Beaty, is a related party. His $36.0 million subscription for common shares in connection with the Leagold Merger and related financings is a related party transaction.

In June 2020, the Company repaid in full the $13.7 million in principal and accrued interest due on the Standby Loan to Mr. Beaty.

31

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Non-IFRS Measures
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and expansion capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cast costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz sold
The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.
Cash cost and AISC reconciliation
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.
$’s in millions, except oz and per oz figures	Three months ended			Nine months ended
	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2020
Gold oz sold	128,437	125,824	82,629	336,891
Operating expenses	$110.4	102.0	72.0	284.4
Add: other adjustments(1)	0.8	2.1	0.3	3.2
Total cash costs	111.2	104.1	72.3	287.6
Cash costs per gold oz sold	$866	827	875	854
Total cash costs	$111.2	104.1	72.3	287.6
Add: Sustaining capital expenditures	19.3	13.3	8.3	40.9
Reclamation expenses	1.8	1.9	1.3	5.0
Sustaining exploration expensed	0.6	0.3	0.3	1.2
Total AISC	132.9	119.6	82.2	334.6
AISC per gold oz sold	$1,035	950	994	993
(1) Other adjustments primarily relate to lease payments at RDM.

32

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Sustaining and expansion capital reconciliation
The following table provides a reconciliation of sustaining and expansion capital to the most directly comparable IFRS measure on an aggregate basis.
	Three months ended			Nine months ended
$’s in millions	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2020
Capital additions on mineral properties, plant and equipment(1)	$38.7	56.4	51.9	147.0
Less: Expansion capital expenditures	(5.9)	(11.7)	(8.5)	(26.1)
Capital expenditures from development projects and corporate(2)	(12.5)	(15.0)	(13.1)	(40.6)
Other non-cash additions(3)	(1.0)	(16.4)	(22.0)	(39.4)
Sustaining capital expenditures	$19.3	13.3	8.3	40.9

(1)    Additions for the nine months ended September 30, 2020 are per note 6 of the condensed consolidated interim financial statements.

(2)    For the three months ended September 30, 2020, June 30, 2020 and March 31, 2020, expansion capital expenditures includes Castle Mountain construction expenditures and pre-production inventory classified as construction-in-progress and Santa Luz early construction expenditures.

(3)    Non-cash additions include right-of-use assets associated with leases recognized in the period and increases to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$’s in millions	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2020
Operating cash flow before non-cash changes in working capital	$89.6	59.9	20.3	169.8
Add: Operating cash flow used by non-mine site activity(1)	31.3	34.9	35.3	101.6
Cash flow from operating mine sites	120.9	94.8	55.6	271.4

Mineral property, plant and equipment additions	38.7	56.4	51.9	147.0
Less: Capital expenditures from development projects and corporate and other non-cash additions	(13.5)	(31.4)	(35.1)	(80.0)
Capital expenditure from operating mine sites	25.2	24.9	16.8	67.0
Total mine site free cash flow	$95.7	69.9	38.8	204.4

(1) Includes taxes paid which are not factored into mine site free cash flow and finance fees paid which are included in operating cash flow before non-cash changes in working capital on the statement of cash flows.

33

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

EBITDA, adjusted EBITDA and AISC contribution margin
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and all-in sustaining contribution margin to evaluate the Company’s performance and ability to generate cash flows and service debt. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provides the calculation of AISC contribution margin and adjusted EBITDA, as adjusted and calculated by the Company for the three months ended September 30, 2020, June 30, 2020 and March 31, 2020, and the nine months ended September 30, 2020.
AISC Contribution Margin
	Three months ended			Nine months ended
$’s in millions	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2019
Revenue	$244.5	215.4	130.0	589.9
Less: AISC	(132.9)	(119.6)	(82.2)	(334.6)
AISC contribution margin	$111.6	95.8	47.8	255.3

Adjusted EBITDA
	Three months ended			Nine months ended
$’s in millions	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2020
Net income (loss) before tax	$22.9	(58.5)	39.9	4.2
Depreciation and depletion	36.6	35.6	16.5	88.7
Finance costs	12.8	11.4	6.9	31.1
Finance income	(0.6)	(0.4)	(0.3)	(1.3)
EBITDA	71.7	(11.9)	63.0	122.7
Non-cash share-based compensation	2.0	3.2	0.1	5.3
Non-cash change in fair value of warrants	8.6	48.8	(10.1)	47.3
Unrealized loss (gain) on gold contracts	10.1	37.6	(23.7)	24.1
Unrealized loss (gain) on foreign exchange contracts	2.7	4.1	18.5	25.2
Unrealized foreign exchange (gains) losses	(0.8)	(5.1)	(7.5)	(13.4)
Other expenses (income)(1)	5.1	0.7	6.1	11.8
Adjusted EBITDA	$99.4	77.4	46.4	223.2
(1) For the three months ended March 31, 2020, other expenses primarily relates to $6.9 million in expected credit losses recognized.

34

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average umber of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company for the three months ended September 30, 2020, June 30, 2020 and March 31, 2020, and the nine months ended September 30, 2020.
	Three months ended			Nine months ended
$’s in millions	September 30, 2020	June 30, 2020	March 31, 2020	September 30, 2020
Basic weighted average shares outstanding	241,249,679	227,940,632	138,000,552	202,538,753
Diluted weighted average shares outstanding	244,066,116	278,157,604	166,823,379	244,603,062
Net income (loss) attributable to Equinox Gold shareholders	$11.8	(66.9)	10.5	(44.5)
Add: Non-cash share-based compensation	2.0	3.2	0.1	5.3
Non-cash change in fair value of warrants	8.6	48.8	(10.1)	47.3
Unrealized loss (gain) on gold contracts	10.1	37.6	(23.7)	24.1
Unrealized loss (gain) on foreign exchange contracts	2.7	4.1	18.5	25.2
Unrealized foreign exchange (gains) losses	(0.8)	(5.1)	(7.5)	(13.4)
Other expenses (income)(1)	5.1	0.7	6.0	11.8
Unrealized foreign exchange (gains) losses recorded in deferred tax expense	(0.2)	(3.3)	19.6	16.0
Adjusted net income	39.3	19.1	13.4	71.9
Per share – basic ($/share)	$0.16	0.08	0.10	0.35
Per share – diluted ($/share)	$0.16	0.07	0.08	0.29
(1) For the three months ended March 31, 2020, other expenses primarily relates to $6.9 million in expected credit losses recognized.

35

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.
	September 30, 2020	June 30, 2020	March 31, 2020
Current portion of loans and borrowings	$6.7	-	22.0
Non-current loans and borrowings	536.4	738.4	727.9
Total debt	543.1	738.4	749.9
Less: Cash and cash equivalents (unrestricted)	(310.7)	(494.1)	(303.1)
Net debt	$232.4	244.2	446.8

Accounting Matters
Significant accounting policies
Except as described below, the accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.
Depletion of mineral properties
The carrying amounts of mineral properties are amortized using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves, and, in the case of certain underground mines, certain measured and indicated resources.
Use of judgement and estimates
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the consolidated financial statements for the year ended December 31, 2019, except as noted below:
(i) Acquisitions
On the acquisition of a set of assets and liabilities, a company must determine whether what was acquired includes the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Leagold on March 10, 2020 met the criteria of a business combination and that Equinox Gold was the acquirer.

36

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

(ii) Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Leagold Merger are disclosed in note 4 of the condensed consolidated interim financial statements.

(iii) Commencement of commercial production
Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Until a mine is capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, plant utilization, stacking rates and irrigation rates over a specified period were utilized in determining the appropriate timing for a heap leach operation.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

During the three and nine months ended September 30, 2020, the Company implemented social distancing protocols, as per recommended COVID-19 health and safety guidelines, to have the majority of its corporate office and site administrative staff work remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. During the three months ended June 30, 2020, Equinox Gold substantially completed the implementation of a new Enterprise Resource Planning (“ERP”) system. The implementation of that ERP system is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementation of the new ERP system, there was no change in our internal control over financial reporting that occurred during the nine month period ended September 30, 2020, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures or internal control over financial reporting, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorised override of the control. Accordingly, because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Notes and Forward-looking Statements

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to our operations, the duration, extent and other implications of the community blockade at Los Filos, the potential to complete planned expansion projects at Castle Mountain and Los Filos, the ability to complete construction and restart production at Santa Luz, the potential to develop the underground deposit at Aurizona, the strategic vision for the Company and expectations regarding expanding production capabilities and future financial or operational performance, Equinox Gold’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; development at Los Filos, Castle Mountain, Santa Luz and Aurizona being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; the Company’s Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

37

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and other risk factors identified in the Company’s continuous disclosure documents. The exploration and development of natural resources is highly speculative and the Company’s business operations, investments and prospects are subject to significant risks, as disclosed in the Company’s MD&A dated February 28, 2020 for the year ended December 31, 2019 and its Annual Information Form dated May 13, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR.

Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

38

Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Estimates of Measured, Indicated and Inferred Mineral Resources

Information regarding reserve and resource estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. While an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information
Doug Reddy, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

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Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Appendix
Mesquite Mineral Reserve Estimate at June 30, 2020
Ore Type	Proven Reserves	Probable Reserves	Proven & Probable Reserves
Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Oxide	-	-	-	18,559	0.40	239	18,559	0.40	239
Transition	10	0.98	-	2,968	0.62	59	2,978	0.62	59
Non-oxide	105	1.04	4	16,173	0.69	356	16,278	0.69	360
Total	115	1.05	4	37,700	0.54	654	37,815	0.54	658
Notes: This Mineral Reserve estimate has an effective date of June 30, 2020 and is based on the Mineral Resource estimate prepared by Ali Shakar (Lions Gate Geological Consulting Inc.) The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. (AGP Mining Consultants Inc.), who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.14 g/t for oxide and oxide-transition and 0.31 g/t for non-oxide materials. The mining cost averaged $1.60/t mined, processing costs are $2.26/t ore and G&A was $0.77/t ore placed. The gold recoveries were 75% for oxide and 35% for non-oxide material. Oxide ore includes dump material identified as reserves.
Mesquite Mineral Resource Estimate (Exclusive of Reserves) at June 30, 2020
Ore Type	Measured	Indicated	Measured & Indicated	Inferred
Tonnes(kt)	Grade (g/t)	Gold (koz)	Tonnes(kt)	Grade (g/t)	Gold (koz)	Tonnes(kt)	Grade (g/t)	Gold (koz)	Tonnes(kt)	Grade (g/t)	Gold (koz)
Oxide	5	0.65	0	10,434	0.40	133	10,439	0.40	133	11,138	0.41	145
Non-oxide	40	0.40	1	33,572	0.50	543	33,612	0.50	544	21,395	0.44	303
Dumps	-	-	-	22,695	0.22	160	22,695	0.22	160	36,654	0.22	255
Total	45	0.42	1	66,701	0.39	836	66,746	0.39	837	69,187	0.32	703
Notes: Mineral Resources have an effective date of June 30, 2020 and are reported exclusive of Mineral Reserves. Mineral Resources were restricted between the December 31, 2019 Reserve pit designs and the ultimate resource limiting pit shell based on a gold price of $1,500/oz, a mining cost of $1.60/t mined, a processing cost of $2.26/t ore and G&A of $0.77/t ore. Oxide and oxide transition have an assumed recovery of 75% and cut-off grade of 0.09 g/t. Non-oxide and non-oxide transition have an assumed recovery of 35% and cut-off grade of 0.18 g/t. Waste dump material has an assumed recovery of 75% and cut-off grade of 0.14 g/t. Ali Shahkar P.Eng. of Lions Gate Geological Consulting Inc. is the Qualified Person under NI 43-101 responsible for the in-situ mineral resource estimation. Robert Sim, P.Geo. of SIM Geological Inc. is the Qualified Person under NI 43-101 responsible for the waste dump mineral resource estimation. Numbers may appear not to sum properly due to rounding. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. See Cautionary Notes and Technical Information sections of this MD&A.
Qualified Persons

Ali Shahkar, P.Eng. of Lions Gate Geological Consulting Inc., is the Qualified Person under National Instrument 43-101 (“NI 43-101”) responsible for the in-situ Mineral Resource estimation. Robert Sim, P.Geo. of SIM Geological Inc., is the Qualified Person under NI 43-101 responsible for the waste dump Mineral Resource estimation. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants, who is a Qualified Person as defined under NI 43-101. These Qualified Persons are independent of the Company and have reviewed and approved of the contents of this MD&A. The Mineral Reserve and Mineral Resource estimates were prepared in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in “CIM Definition Standards on Mineral Resources and Mineral Reserves” adopted by CIM Council on May 10, 2014.

The June 30, 2020 Mesquite Mineral Reserves and Mineral Resources update was based on technical information regarding the Mesquite property originally reported in the “Technical Report on the Mesquite Gold Mine, California, U.S.A.” (the “Mesquite Technical Report”) dated March 18, 2020 with an effective date of December 31, 2019, prepared by AGP Mining Consultants Inc. and also incorporates newly acquired data. The Qualified Persons as defined by National Instrument 43-101 who prepared or supervised the preparation of the information contained in the report are Bruce Davis, FAusIMM (BD Resource Consulting, Inc.), Nathan Robison, PE (Robison Engineering Company Inc.), Ali Shahkar P.Eng. (Lions Gate Geological Consulting Inc.), Robert Sim, P.Geo. (SIM Geological Inc.), Jefferey Woods, SME MMAS (Woods Process Services, LLC) and Gordon Zurowski, P.Eng (AGP).

Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration, is responsible for the drilling programs at Mesquite.

40